Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands)

	For the years ended December 31,
	2007	2006		2005	2004	2003
Earnings:
Pre-tax income from operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(684,578)	$4,597		$307,539	$196,670	$166,343
Fixed charges	164,596	141,692		118,218	91,437	79,771
Plus: amortization of capitalized interest	36,218	74,030		73,070	29,447	28,040
Plus: distributed income from equity investees	904	3		300	1,165	3,346
Less: capitalized interest	(63,243)	(96,720)		(74,831)	(41,466)	(38,816)

Earnings available for fixed charges	$(546,103)	$123,602		$424,296	$277,253	$238,684

Fixed charges:
Interest incurred, both expensed and capitalized	$149,346	$129,135		$107,244	$81,790	$71,055
Debt issue cost amortization in the period	4,879	3,356		3,788	3,461	3,050
Rental expense representative of interest factor	10,371	9,201		7,186	6,186	5,666

Fixed charges	$164,596	$141,692		$118,218	$91,437	$79,771

Ratio of earnings to fixed charges	(a )	(a	)	3.59	3.03	2.99

(a)	Earnings for the years ended December 31, 2007 and 2006 were insufficient to cover fixed charges by $710,699 and $18,090, respectively.